December 10, 2021

Via Edgar

Ms. Jane Park

Division of Corporation

Office of Life Sciences

U.S. Securities and Exchange Commission

Re:	Jin Medical International Ltd.

Registration Statement on Form F-1

Filed September 24, 2021

CIK No. 0001837821

Dear Ms. Park:

This letter is in response to the letter dated November 16, 2021, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to Jin Medical International Ltd. (the “Company”, “we”, or “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amendment to the registration statement on Form F-1 (the “Amendment”) is being filed to accompany this letter.

Form F-1 filed September 24, 2021

Cover Page

1.	Provide a description of how cash is transferred through your organization and disclosure regarding your intentions to distribute earnings or settle amounts owed under the VIE agreements. State whether any transfers, dividends, or distributions have been made to date.

Response: The Company respectfully acknowledges the Staff’s comment and in response we have revised the cover page of the Amendment and have added disclosure under the heading “Prospectus Summary - Dividends and Distributions” to provide a description of how cash is transferred through our organization and have included disclosure regarding our intentions to distribute earnings or settle amounts owed under the VIE agreements. In addition, we revised the disclosure to indicate that no transfers of cash, dividends, or distributions have been made to date.

2.	We note references here and throughout the registration statement to “your” VIE business operations. Please replace all such references in the registration statement with “the” VIE, where applicable.

Response: The Company respectfully acknowledges the Staff’s comment and in response has replaced all references throughout the registration statement to “our” VIE business with “the” VIE, where applicable.

3.	We note your disclosure on page 1 and throughout your filing that you control and receive economic benefits of Changzhou Zhongjin Medical Equipment Co. Ltd.’s business operations through VIE agreements and that those agreements are designed to provide your with the power, rights, and obligations equivalent in all material respects to those it would possess as the principal equity holder of the VIE. We also note the disclosure that your WFOE is deemed to be the primary beneficiary of the VIE. However, you or your investors do not have an equity ownership in, direct foreign investment in, or control through such ownership/investment of the VIE. Any references to control or benefits that accrue to you because of the VIE should be limited to and clearly describe the conditions you met for consolidation of the VIE under U.S. GAAP and your disclosure should clarify that, for accounting purposes, you will be the primary beneficiary. In addition, your disclosure should note, if true, that the agreements have not been tested in a court of law.

Response: The Company respectfully acknowledges the Staff’s comment and in response we revised the disclosure on page 1 and throughout the Amendment, so that any references to control or benefits that accrue to the Company because of the VIE are limited and due to the conditions the Company met for consolidation of the VIE under the U.S. GAAP, which are described in the disclosure, and have clarified that the Company will be the primary beneficiary for accounting purposes. In addition, we revised the disclosure to note that the VIE agreements have not been tested in a court of law.

Prospectus Summary, page 1

4.	Describe the relevant contractual agreements between the entities and how this type of corporate structure may affect investors and the value of their investment, including how and why the contractual arrangements may be less effective than direct ownership and that the company may incur substantial costs to enforce the terms of the arrangements. Disclose the uncertainties regarding the status of the rights of the Cayman Islands holding company with respect to its contractual arrangements with the VIE, its founders and owners, and the challenges the company may face enforcing these contractual agreements due to uncertainties under Chinese law and jurisdictional limits.

Response: The Company respectfully acknowledges the Staff’s comment and in response has revised the Prospectus Summary on page 2 of the Amendment to (1) describe how the Company’s corporate structure may affect investors and the value of their investment, including how and why the contractual arrangements may be less effective than direct ownership and that the Company may incur substantial costs to enforce the terms of the arrangements, and (2) disclose the uncertainties regarding the status of the rights of the Cayman Islands holding company with respect to its contractual arrangements with the VIE, its founders and owners, and the challenges the Company may face enforcing these contractual agreements due to uncertainties under Chinese law and jurisdictional limits.

5.	Disclose each permission that you, your subsidiaries or your VIEs are required to obtain from Chinese authorities to operate and issue these securities to foreign investors. State whether you, your subsidiaries, or VIEs are covered by permissions requirements from the CSRC, CAC or any other entity that is required to approve of the VIE’s operations, and state affirmatively whether you have received all requisite permissions and whether any permissions have been denied.

Response: The Company respectfully acknowledges the Staff’s comment and in response has revised the Prospectus Summary on page 3 of the Amendment to disclose that neither we, our subsidiaries nor the VIE (1) are required to obtain any permission from Chinese authorities to operate and issue securities to foreign investors, and (2) are covered by permission requirements from the CSRC, CAC or any other entity that is required to approve of the VIE’s operations. We have also included disclosure in the Amendment to affirmatively state that we have received all requisite permissions and that we have not been denied any permission to operate our business.

6.	Please revise to provide a clearer description of how cash is transferred through your organization. Describe any restrictions and limitations on your ability to distribute earnings from your businesses, including subsidiaries and/or consolidated VIEs, to the parent company and U.S. investors as well as the ability to settle amounts owed under the VIE agreements.

Response: The Company respectfully acknowledges the Staff’s comment and in response has revised the Prospectus Summary on page 3 of the Amendment to provide a clearer description of how cash is transferred through our organization and describe any restrictions and limitations on our ability to distribute earnings from our businesses, including subsidiaries and/or consolidated VIE, to the parent company and U.S. investors, as well as the ability to settle amounts owed under the VIE agreements.

7.	We note your disclosure on page 23 and throughout your filing that you control and receive economic benefits of Changzhou Zhongjin Medical Equipment Co. Ltd.’s business operations through VIE agreements and that those agreements are designed to provide you with the power, rights, and obligations equivalent in all material respects to those it would possess as the principal equity holder of the VIE. We also note the disclosure that your WFOE is deemed to be the primary beneficiary of the VIE. However, you or your investors do not have an equity ownership in, direct foreign investment in, or control through such ownership/investment of the VIE. Any references to control or benefits that accrue to you because of the VIE should be limited to and clearly describe the conditions you met for consolidation of the VIE under U.S. GAAP and your disclosure should clarify that, for accounting purposes, you will be the primary beneficiary. In addition, your disclosure should note, if true, that the agreements have not been tested in a court of law.

Response: The Company respectfully acknowledges the Staff’s comment and in response we have revised the disclosure on page 24 and throughout the Amendment, so that any references to control or benefits that accrue to the Company because of the VIE are (1) limited and due to the conditions the Company met for consolidation of the VIE under the U.S. GAAP, which are described in the disclosure, and (2) the Company will be the primary beneficiary for accounting purposes. In addition, we revised the disclosure to note that the VIE agreements have not been tested in a court of law.

8.	We note your disclosure that the VIE structure is used to replicate foreign investment in China-based companies. We note, however, that the structure provides contractual exposure to foreign investment in such companies rather than replicating an investment. Please revise accordingly.

Response: The Company respectfully acknowledges the Staff’s comment and in response has revised the disclosure throughout the Amendment to state that the VIE structure is used to provide contractual exposure to foreign investment in the Company rather than replicating an investment.

9.	Please disclose whether you are required to obtain any approvals to offer securities to foreign investors, whether you have received such approvals and the consequences to you and your investors if you do not receive or maintain the approvals, inadvertently conclude that such approvals are not required, or applicable laws, regulations, or interpretations change and you are required to obtain approval in the future.

Response: We respectfully advise the Staff that we have revised the Prospectus Summary on page 3 of the Amendment to disclose that we, our subsidiaries or VIE, are not required to obtain any permission from Chinese authorities to offer securities to foreign investors, and the consequences to the Company and investors if applicable laws, regulations, or interpretations change and the Company is required to obtain approval in the future.

10.	We note that the activity of the VIE is reflected in the line items titled “investments in subsidiaries and VIEs” and “income from equity method investment” in the parent’s financial statements. Please provide a roll-forward of the investment in subsidiaries and VIEs line item.

Response: We respectfully acknowledge the Staff’s comment and in response have revised the disclosure on page 7 of the Amendment to provide a roll-forward of the investment in subsidiaries and VIE line item.

Risk Factors, page 13

11.	We note from the audit opinion and your risk factor on page 37 that you have a U.S. based auditor that is registered with the PCAOB and subject to PCAOB inspection. Please disclose any material risks to the company and investors if it is later determined that the PCAOB is unable to inspect or investigate completely your auditor because of a position taken by an authority in a foreign jurisdiction. For example, disclose the risk that lack of inspection could cause trading in your securities to be prohibited under the Holding Foreign Companies Accountable Act and as a result an exchange may determine to delist your securities.

Response: We respectfully acknowledge the Staff’s comment and in response have revised the disclosure on pages 9 and 38 of the Amendment to disclose material risks to the Company and investors if it is later determined that the PCAOB is unable to inspect or investigate completely our auditor because of a position taken by an authority in a foreign jurisdiction.

12.	Please expand your risk factor disclosure to discuss that the United States Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would decrease the number of non-inspection years from three years to two, thus reducing the time period before your securities may be prohibited from trading or delisted.

Response: The Company respectfully acknowledges the Staff’s comment and in response has revised the disclosure on pages 9 and 38 of the Amendment to expand our risk factor disclosure to discuss that the United States Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would decrease the number of non-inspection years from three years to two, thus reducing the time period before our securities may be prohibited from trading or delisted.

13.	Revise your risk factors to acknowledge that if the PRC government determines that the contractual arrangements constituting part of your VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, your shares may decline in value or become worthless if you are unable to assert your contractual control rights over the assets of your PRC subsidiaries that conduct all or substantially all of your operations.

Response: We respectfully acknowledge the Staff’s comment and in response have revised the disclosure on pages 9 and 22 of the Amendment to acknowledge that if the PRC government determines that the contractual arrangements constituting part of our VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, our shares may decline in value or become worthless if we are unable to assert contractual control rights over the assets of our PRC operating entities that conduct all of our operations.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Erqi Wang
Name:	Erqi Wang
Title:	Chief Executive Officer

Cc: Ying Li, Esq.

Hunter Taubman Fischer & Li LLC

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